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                                                                       EXHIBIT 2

Contact:     Thomas LaVoy
             Chief Financial Officer
             (602) 948-8003

             For Immediate Release


                       PHOTOCOMM ACQUIRES SOLAR ELECTRIC
                            WATER PUMP MANUFACTURER

                              -------------------

         Scottsdale, Arizona, February 2, 1996...Photocomm, Inc. (Nasdaq: PCOM) has acquired Solarjack(TM), a solar electric pumping products manufacturer located in Safford, Arizona.

         Solarjack is the nation's leading manufacturer and marketer of wireless, solar pumping systems for off-grid ranch, remote home and third world village water delivery. Since its establishment in 1985 by President Jim Allen, Solarjack has focused on research and development, achieving significant technological leadership in its major product lines. In recent years, the company has commenced transition to commercial-scale production and sales, and in 1995 posted pre-tax net income of $260,000 on sales revenue of $1.5 million.

         Solarjack has pioneered development of the emerging solar pumping market for small capacity, off-grid applications. The Solarjack SDS Series, introduced in 1988, was the industry's first reliable, cost effective solar submersible well pump, and remains the industry standard for quality and cost effective performance.

         In 1995, Solarjack introduced the new SCS Series centrifugal pumps featuring a unique, high efficiency, brushless DC motor, the successful result of an intensive three year development program. Designed for higher capacities and deeper well pumping than the earlier generation SDS Series, the new SCS pumps are competitively priced to penetrate markets for larger, off-grid applications such as ranch windmill replacement and high volume village water delivery systems.

         In the future, Solarjack will operate as Photocomm's solar pumping division, retaining its tradename and present staff. Solarjack founder Jim Allen will continue on a long-term contractual basis as a senior Photocomm manager and President of the Company's new Solarjack Division, focusing on research and development.



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         Bob Kauffman, Photocomm CEO, stated "Jim Allen and his staff have made tremendous technical progress in recent years and, I believe, have achieved a true breakthrough with their new SCS product line. Our challenge and opportunity is straightforward: to rapidly penetrate the key market segments worldwide. We are highly experienced in these markets and believe that we can achieve significant sales results with the Solarjack product line."

         Jim Allen, Solarjack founder and President, stated "It's obviously a very difficult decision to sell your company, but I am convinced that joining Photocomm at this time will finally permit us to exploit the large potential market for our technology. In our case, Photocomm is the ideal partner with their strengths of system integration, marketing, sales and financial assets. Photocomm is justifiably the `hottest' company in the solar electric industry, and I think that together we can finally realize the market potential for our products."

         Photocomm, Inc., headquartered in Scottsdale, Arizona, is the nation's largest publicly-owned manufacturer and marketer of wireless solar electric power systems. The Company's stock is listed on the Nasdaq system under the symbol PCOM.

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